Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

November 3, 2010

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iPath® S&P 500 VIX Short-Term Futures™ ETN (VXX)

The S&P 500 VIX Short-Term Futures™ Index TR is designed to provide access to equity market volatility through CBOE Volatility Index® (the "VIX Index") futures. Specifically, the S&P 500 VIX Short-Term Futures™ Index TR offers exposure to a daily rolling long position in the first and second month VIX futures contracts and reflects the implied volatility of the S&P 500® Index at various points along the volatility forward curve. The index futures roll continuously throughout each month from the first month VIX futures contract into the second month VIX futures contract.

A direct investment in VIX (commonly referred to as spot VIX) is not possible. The S&P 500 VIX Short-Term Futures™ Index TR holds VIX futures contracts, which could involve roll costs and exhibit different risk and return characteristics. Investments offering volatility exposure can have various uses within a portfolio including hedging, directional, or arbitrage strategies and are typically short or medium-term in nature.

On October 26, 2010, Barclays announced that it intended to implement a 1 for 4 reverse split of the iPath® S&P 500 VIX Short-Term Futures™ ETN, with such reverse split to take effect on November 9, 2010. The press release announcing the reverse split is available here.

OVERVIEW | DOLLAR WEIGHTS | IV/INDEX HISTORY | PRINT THIS PAGE

Jump to: Profile | Correlations |Returns | Terms

Product Data (as of 10/07/2010)

Daily Indicative Value†	$16.12
Shares Outstanding	141,801,418
Market Capitalization*	$2,285,838,858

† Source: Barclays Bank PLC. The "Daily Indicative value" is historical, does not guarantee future performance, and is shown for illustrative purposes only. The issuer or an affiliate will provide the official Redemption Value to the redeeming holder in advance of any redemption. See additional information below.

** Market Capitalization = Daily Indicative Value x Shares Outstanding*

Related Links

- Prospectus
- Info Sheet
- Basics of VIX Futures ETNs
- iPath Splits and Reverse Splits FAQs
- Index Components
- Indicative Value Information

Market Data (as of 10/07/2010)

Closing Price	$16.15	High	$16.53
Net Change	-$0.09	Low	$16.00
% Change	-0.55%	Volume	4,465,284
		20-Day Volume Average	5,916,277

Profile

Primary Exchange	NYSE Arca	Yearly Fee	0.89%‡
Ticker	VXX	Bloomberg Index Ticker	SPVXSTR
Intraday Indicative Value Ticker	VXX.IV	CUSIP	06740C527
Bloomberg ETN Keystroke	VXX<EQUITY><GO>	Inception Date	01/29/2009
		Maturity Date	01/30/2019

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Returns (As of 09/30/2010)

	1 mo.	3 mo.	6 mo.	YTD	1Yr.	3 Yr.	5 Yr.	10 Yr.	Since Note Incept.
Index	-20.23	-44.65	-17.30	-48.28	-64.76	N/A	N/A	N/A	-82.37
iPath Indicative Value Return	-20.28	-44.65	-17.68	-48.62	-65.07	N/A	N/A	N/A	-64.97

Market Price Returns (As of 09/30/2010)

	1 mo.	3 mo.	6 mo.	YTD	1Yr.	3 Yr.	5 Yr.	10 Yr.	Since Note Incept.
iPath Market Price Return	-21.09	-44.47	-17.62	-49.10	-65.34	N/A	N/A	N/A	N/A

Source: BlackRock. Period ending 09/10.

The performance quoted represents past performance and does not guarantee future results. *Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. See additional market price information.*

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Correlations (As of 09/30/2010)	
S&P 500 VIX Short-Term Futures Index ER	1.00
S&P 500 VIX Mid-Term Futures Index TR	0.95
S&P 500 Index	-0.88
CBOE SPX Volatility Index	0.96

Sources: S&P, BlackRock (09/09-09/10) based on weekly returns.

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Index Returns
Index Returns measure returns over the relevant period using the change in the index level expressed as a percentage from the beginning of the relevant period to the end of the relevant period. Index Returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index Returns do not reflect any management fees, transaction costs, or expenses which would reduce your actual return. Indexes are unmanaged and one cannot invest directly in an index.

Market Returns
Market Returns measure returns over the relevant period using the change in the midpoint of the bid/ask spread at 4:00 pm Eastern time (or the last midpoint of the bid/ask spread prior to 4:00 pm Eastern time) expressed as a percentage from the beginning of the relevant period to the end of the relevant period and do not represent the returns you would receive if you traded at other times. Market Returns do not account for brokerage commissions, which will reduce actual returns.

Indicative Value Returns
The Indicative Value Returns measure the returns over the relevant period using the change in the Indicative Value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the current investor fee.

Redemption Value
Subject to the requirements described in the prospectus, the Securities may be redeemed. In order to exercise the right to redeem the Securities on any redemption date, the Securities must be redeemed by the holder in blocks of at least 50,000 at one time.

A Redemption Date is the third business day following each valuation date. Valuation Date means each business day during the term of the Securities inclusive or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Indicative Value
An intraday "indicative value" meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor under the respective ticker symbols listed above. Additionally, the Daily Indicative value of each iPath ETN is calculated and posted each trading day to the Indicative Values table above. In connection with iPath ETNs, the term "indicative value" refers to the value at a given time determined based on the following equation:

Indicative Value = Closing Indicative Value on the immediately preceding calendar day X Current Index Factor - Current Investor Fee

Where:

Principal Amount per Unit = $100

Closing Indicative Value = The closing indicative value of the ETNs of any series as described in the prospectus.

Current Index Factor = The most recent published level of the Index as reported by the index sponsor / the closing level of the Index on the immediately preceding index business day.

Current Investor Fee = The most recent daily calculation of the investor fee with respect to your ETNs, determined as described in the prospectus (which, during any trading day, will be the investor fee determined on the preceding calendar day).

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor do they reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indices underlying each iPath ETN may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Factor and therefore the indicative value of each iPath ETN. Index levels provided by the sponsors of the indices underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the iPath ETN may be different from their indicative value.

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* The investor fee is the Yearly Fee *times* the applicable closing indicative value *times* the applicable daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee *times* the closing indicative value on the immediately preceding calendar day *times* the daily index factor on that day (or, if such day is not an index business day, one) divided by 365.

PRIVACY POLICY | TERMS OF USE | BARCLAYS | BARCLAYS CAPITAL INC. | PRESS RELEASES

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll- free 1 -877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term FuturesTM Index TR and the S&P 500 VIX Mid-Term FuturesTM Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of each index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Standard & Poor’s®”, “S&P’, “S&P 500’, “Standard & Poor’s 500TM,, “S&P 500 VIX Short-Term FuturesTM” and “S&P 500 VIX Mid-Term FuturesTM” are trademarks of Standard & Poors Financial Services LLC C’S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

© 2010 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED NO BANK GUARANTEES MAY LOSE VALUE